[redacted]

03015072

CM

MAR - 3 2003
WASH. D.C. 181 SECTION

UNITED STATES
...RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARVEST CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 SILAS DEANE HIGHWAY, SUITE 300
(No. and Street)

WETHERSFIELD (City) CONNECTICUT (State) 06109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL CALLAGHAN (860) 257-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FILOMENO & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

80 SOUTH MAIN STREET (Address) WEST HARTFORD (City) CONNECTICUT (State) 06107 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RD 3/19

OATH OR AFFIRMATION

I, MICHAEL CALLAGHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARVEST CAPITAL, LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF OPERATING OFFICER

Title

Notary Public

MY COMMISSION EXPIRES 5/31/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

HARVEST CAPITAL, LLC

YEARS ENDED DECEMBER 31, 2002 AND 2001

CONTENTS

FILOMENO & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS · BUSINESS ADVISORS
80 South Main Street · West Hartford, Connecticut 06107-2408
(860) 561-0020 · Fax (860) 561-4347 · help.is@filomeno.com · www.filomeno.com

➢ VISION
➢ PERFORMANCE
➢ RESULTS

INDEPENDENT AUDITORS' REPORT

To the Members of
HARVEST CAPITAL, LLC

We have audited the accompanying statements of financial condition of **Harvest Capital, LLC** as of December 31, 2002 and 2001 and the related statements of income and members' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvest Capital, LLC as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Filomeno & Company, P.C.

West Hartford, Connecticut
February 15, 2003

STATEMENTS OF FINANCIAL CONDITION

HARVEST CAPITAL, LLC

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 13,288	$ 12,785
Other assets	200	200
Prepaid expenses	8,507	- - -
Total current assets	**$ 21,995**	**$ 12,985**
PROPERTY AND EQUIPMENT, AT COST	**$ 15,087**	**$ 9,880**
Less: accumulated depreciation	10,484	9,880
Net property and equipment	**$ 4,603**	**$ - - -**
TOTAL ASSETS	**$ 26,598**	**$ 12,985**
LIABILITIES AND MEMBERS' CAPITAL		
CURRENT LIABILITIES		
Accrued payroll taxes	$ 1,188	$ - - -
Total current liabilities	**$ 1,188**	**$ - - -**
MEMBERS' CAPITAL		
Total members' capital, *page 3*	**$ 25,410**	**$ 12,985**
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 26,598**	**$ 12,985**

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF INCOME AND MEMBERS' CAPITAL

HARVEST CAPITAL, LLC

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES		
Commissions	$ 1,589,672	$ 1,404,101
Interest income	811	679
Total revenue	**$ 1,590,483**	**$ 1,404,780**
EXPENSES		
Commissions	$ 1,393,560	$ 1,259,392
Regulatory fees	22,890	17,641
Payroll	64,476	55,844
Payroll taxes	7,348	7,515
Accounting and legal fees	4,593	2,665
Insurance	44,304	43,328
Filing fees	1,639	1,135
Office expenses	29,305	12,497
Depreciation	604	4,035
Promotion	9,339	- - -
Total expenses	**$ 1,578,058**	**$ 1,404,052**
NET INCOME	**$ 12,425**	**$ 728**
Members' capital, beginning	12,985	12,257
Members' capital, ending, *page 2*	**$ 25,410**	**$ 12,985**

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

HARVEST CAPITAL, LLC

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES		
Commissions received	$ 1,589,672	$ 1,404,101
Interest income	811	679
Cash paid to suppliers	(1,584,773)	(1,400,018)
Net cash provided by operating activities	**$ 5,710**	**$ 4,762**
INVESTING ACTIVITIES		
Purchase of equipment	$ (5,207)	$ (4,034)
Net cash used by investing activities	**$ (5,207)**	**$ (4,034)**
NET INCREASE IN CASH	**$ 503**	**$ 728**
CASH AND CASH EQUIVALENTS, beginning	12,785	12,057
CASH AND CASH EQUIVALENTS, ending	**$ 13,288**	**$ 12,785**

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

HARVEST CAPITAL, LLC

DECEMBER 31, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD).

BASIS OF ACCOUNTING

Harvest Capital, LLC utilizes the accrual basis of accounting. Commission revenue and related expenses are recorded on a settlement date basis, which is generally five business days after trade date for securities sold for customers.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

PROPERTY AND EQUIPMENT, AT COST

Property and equipment are stated at cost less accumulated depreciation, the provision for which is computed over the estimated useful lives of the assets on a straight-line method for financial statement purposes.

NOTES TO FINANCIAL STATEMENTS

HARVEST CAPITAL, LLC

DECEMBER 31, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, *(Continued)*

FEDERAL AND STATE INCOME TAXES

The Company is not a taxpaying entity for federal and state income tax purposes, and thus no income tax expense has been recorded in the statements. Income or loss of the Company is reported by the members and included on their individual income tax returns.

NET CAPITAL REQUIREMENTS

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such provisions and requires that the ratio of aggregate indebtedness to net capital be less than 15 to 1.

RESERVE REQUIREMENTS

The Company is exempt from the requirements relating to cash reserves and possession or control of customers' securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

NET CAPITAL REQUIREMENTS

As a broker/dealer, Harvest Capital, LLC is subject to the net capital rule adopted and administered by the Securities and Exchange Commission. The rule prohibits a broker/dealer from engaging in securities transactions at any time when its aggregate indebtedness exceeds fifteen (15) times its net capital, as those terms are defined by the Securities and Exchange Commission. A broker/dealer may also be required to reduce its business if its net capital ratio should exceed twelve (12) to one (1) and may be prohibited from expanding its business if the ratio exceeds ten (10) to one (1). As of **December 31, 2002 and 2001**, the net capital was **$12,100** and **$12,785** an excess of **$7,100** and **$7,785** over required minimum net capital of $5,000 for National Association of Securities Dealers, Inc.

NOTES TO FINANCIAL STATEMENTS

HARVEST CAPITAL, LLC

DECEMBER 31, 2002 AND 2001

2. RELATED PARTY TRANSACTIONS

The Company uses office space, which is leased by a member of the Company. The lease requires monthly rent of **$2,200** with various annual increases through February 2005. For years 2002 and 2001, all rent was paid by a member of the Company. No rent was paid by the Company during the years ending December 31, 2002 and 2001. Effective January 1, 2003, the Company will pay the monthly rent. Various office expenses are paid by a member of the Company, which are not reimbursed by the Company for both 2002 and 2001.

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There are no borrowings under subordination agreements at December 31, 2002 and 2001.

4. PROPERTY AND EQUIPMENT, AT COST

Depreciation charged to current operations amounted to **$604** in **2002** and **$4,035** in **2001**. Depreciation by major categories of assets is shown below.

	2002		2001	
	Cost	**Depreciation**	**Cost**	**Depreciation**
Computer equipment	$10,031	$ 604	$ 6,512	$ 768
Office furniture	5,056	---	3,368	3,267
Total	**$15,087**	**$ 604**	**$ 9,880**	**$ 4,035**

FILOMENO & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS · BUSINESS ADVISORS
80 South Main Street · West Hartford, Connecticut 06107-2408
(860) 561-0020 · Fax (860) 561-4347 · help.is@filomeno.com · www.filomeno.com

VISION
PERFORMANCE
RESULTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Harvest Capital, LLC

We have audited the accompanying financial statements of Harvest Capital, LLC as of December 31, 2002 and 2001 and for the years then ended, and have issued our report there on dated February 15, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Filomeno & Company, P.C.

West Hartford, Connecticut
February 15, 2003

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITES AND EXCHANGE COMMISSION

HARVEST CAPITAL, LLC

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
NET CAPITAL		
Total members' capital	$ 25,410	$ 12,985
Deduct members' capital not allowable for net capital	(13,310)	(200)
Total members' capital qualified for net capital	**$ 12,100**	**$ 12,785**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required for broker	$ 5,000	$ 5,000
Excess net capital	$ 7,100	$ 7,785
Net capital requirement	$ 5,000	$ 5,000
Net capital deficiency	$ - - -	$ - - -
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2002 and 2001)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS reports	$ 13,289	$ 12,785
Audit adjustments	(1,189)	- - -
NET CAPITAL PER ABOVE	**$ 12,100**	**$ 12,785**

FILOMENO & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS · BUSINESS ADVISORS
80 South Main Street · West Hartford, Connecticut 06107-2408
(860) 561-0020 · Fax (860) 561-4347 · help.is@filomeno.com · www.filomeno.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Harvest Capital, LLC

In planning and performing our audit of the financial statements of **Harvest Capital, LLC** for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verification and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
(continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Filomeno & Company, P.C.

West Hartford, Connecticut
February 15, 2003